Exhibit 99.1
Deutsche Bank Interim Report as of March 31, 2007
Deutsche Bank
THE GROUP AT A GLANCE

	Three months ended
	Mar 31, 2007	Mar 31, 2006

Share price at period end	€ 100.84	€ 94.25

Share price high	€ 110.00	€ 96.19

Share price low	€ 90.60	€ 81.17

Basic earnings per share	€ 4.47	€ 3.46

Diluted earnings per share	€ 4.28	€ 3.11

Average shares outstanding, in m., basic	475	473

Average shares outstanding, in m., diluted	496	526

Return on average total shareholders’ equity (post tax)	24.8%	22.6%

Pre-tax return on average total shareholders’ equity	36.9%	35.7%

Pre-tax return on average active equity	44.6%	42.2%

Cost/income ratio[1]	65.9%	67.4%

Compensation ratio[2]	45.2%	45.2%

Non-compensation ratio[3]	20.7%	22.2%

	in € m.	in € m.

Total revenues	9,576	8,013

Provision for credit losses	98	9

Total noninterest expenses	6,315	5,403

Income before income tax expense	3,163	2,601

Net income	2,132	1,649

	Mar 31, 2007	Dec 31, 2006

	in € bn.	in € bn.

Total assets	1,747	1,572

Shareholders’ equity	36.2	32.7

BIS core capital ratio (Tier I)	8.7%	8.5%

	Number	Number

Branches	1,814	1,717

thereof in Germany	994	934

Employees (full-time equivalent)	73,114	68,849

thereof in Germany	27,422	26,401

Long-term rating

Moody’s Investors Service	Aa3	Aa3

Standard & Poor’s	AA–	AA–

Fitch Ratings	AA–	AA–

The reconciliation of average active equity and related ratios is provided on page 60 of this report.

1	Total noninterest expenses as a percentage of total net interest revenues before provision for credit losses plus noninterest revenues.

2	Compensation and benefits as a percentage of total net interest revenues before provision for credit losses plus noninterest revenues.

3
Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest revenues before provision for credit losses plus noninterest revenues.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

// 5

Management Report
DISCUSSION OF RESULTS
Deutsche Bank reported income before income taxes for the first quarter 2007 of € 3.2 billion, up 22 % versus € 2.6 billion for the first quarter 2006. Net income was € 2.1 billion, up 29 % from € 1.6 billion in the prior year quarter. Pre-tax return on average active equity was 45%, versus 42 % in the prior year quarter, while diluted earnings per share were € 4.28, versus € 3.11 in the prior year quarter. Per the Bank’s target definition, which excludes significant gains and charges, pre-tax return on average active equity was 41 % for the quarter, while diluted earnings per share were € 3.88.
GROUP HIGHLIGHTS
NET REVENUES for the quarter were € 9.6 billion, up 20 % versus the first quarter 2006. In the Corporate and Investment Bank (CIB), revenues in Sales & Trading rose 16 % to € 5.1 billion, with record revenues in both Sales & Trading (Debt and other products) and Sales & Trading (Equity). Sales & Trading (Debt and other products) increased 20 % to € 3.4 billion, while Sales & Trading (Equity) rose 11 % to € 1.7 billion. Origination revenues rose 15 % to € 547 million, reflecting strong growth in high-yield debt origination, while revenues in Advisory improved 24 % to record € 251 million. In Global Transaction Banking (GTB), revenues grew 14 % to € 612 million.
In Private Clients and Asset Management (PCAM), revenues rose 3 % versus the first quarter 2006 to € 2.4 billion. In Private & Business Clients (PBC), revenues increased 9 % to € 1.4 billion, partly reflecting the consolidation of Berliner Bank and norisbank, while revenues in Asset and Wealth Management (AWM) were € 1.0 billion, down 5%, partly reflecting lower gains and performance fees in Real Estate Asset Management than in the prior year quarter.
Revenues in Corporate Investments (CI) included € 159 million arising from the sale of industrial holdings (predominantly Fiat), compared to a gain of € 131 million in the prior year quarter from the sale of the bank’s remaining holding in EUROHYPO. CI revenues in the current quarter also included a gain of € 178 million from the bank’s equity method investment in Deutsche Interhotel Holding. This triggered an impairment review of CI’s goodwill which resulted in an impairment charge of € 54 million (recorded in noninterest expenses).
PROVISION FOR CREDIT LOSSES for the quarter was € 98 million, compared to € 9 million in the first quarter 2006. This development reflected substantially lower recoveries and releases in CIB than in the prior year quarter. Additionally, the current quarter reflected an increase in provisions following the consolidation of norisbank and Berliner Bank in PBC. IFRS impaired loans were € 2.6 billion at the end of the quarter, down from € 2.7 billion at the end of the fourth quarter 2006.

// MANAGEMENT REPORT	// 6

NONINTEREST EXPENSES for the quarter were € 6.3 billion, up 17 % versus the first quarter 2006. Compensation and benefits for the quarter were € 4.3 billion, up from € 3.6 billion in the prior year quarter. This development included an increase in performance-related compensation in line with strong business results, consolidation of the aforementioned acquisitions, and accelerated amortization, under IFRS 2, of equity compensation for employees eligible for early retirement. Non-compensation expenses for the quarter were € 2.0 billion, up from € 1.8 billion in the prior year quarter. This development included the consolidation of acquisitions and the aforementioned goodwill impairment charge in CI, partly offset by lower restructuring charges.
The ratio of compensation and benefits to revenues for the quarter was 45%, unchanged from the prior year quarter, while the ratio of non-compensation expenses to revenues was 21%, down from 22 % in the prior year quarter.
INCOME BEFORE INCOME TAXES for the quarter was € 3.2 billion, up 22 % versus the prior year quarter. Pre-tax return on average active equity was 45%, compared to 42 % in the prior year quarter. Per the bank’s target definition, which excludes significant gains (net of related expenses) of € 252 million in the current quarter and € 131 million in the prior year quarter, pre-tax return on average active equity was 41 % in the current quarter, compared to 40 % in the prior year quarter.
NET INCOME for the quarter was € 2.1 billion, up 29 % versus the prior year quarter. Diluted earnings per share were € 4.28, up by € 1.17, or 38%, versus the first quarter 2006. The increase of current quarter diluted earnings per share benefited from a reduction in the number of dilutive shares resulting from the modification of certain derivative contracts, related to trading in Deutsche Bank shares, in late 2006. Excluding this effect, the increase in diluted earnings per share over the prior year quarter would have been € 1.02, or 31%. The effective tax rate was 33%, compared to 37 % in the prior year quarter. The lower effective tax rate of the current quarter was mainly caused by recoverable taxes subsequent to decisions of the European Court of Justice regarding the non-conformity of certain German tax provisions with the European Community Treaty.
THE BIS TIER I RATIO was 8.7 % at the end of the quarter, up from 8.5 % at the end of the fourth quarter 2006, and thus at the upper end of the bank’s target range of between 8 % and 9%. Risk-weighted assets were € 285 billion at the end of the quarter, an increase of € 10 billion over the end of the previous quarter, mainly reflecting the growth in derivatives as well as the first time consolidation of Berliner Bank. During the quarter the bank repurchased 3.3 million shares for a total consideration of € 341 million, at an average purchase price of € 102.92 per share. At the Annual General Meeting in Frankfurt on 24 May, shareholder approval will be sought for further share repurchases, and for a 60 % rise in the annual dividend to € 4.00 per share.

// 7

BUSINESS SEGMENT REVIEW
CORPORATE AND INVESTMENT BANK GROUP DIVISION (CIB)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2007	Mar 31, 2006	change

Net revenues	6,729	5,720	1,009	18

Provision for credit losses	(20)	(72)	52	(72)

Noninterest expenses	4,347	3,622	724	20

Minority interest	8	11	(3)	(23)

Income before income tax expense	2,394	2,159	235	11

CIB’s net revenues for the quarter were € 6.7 billion, up 18%, or € 1.0 billion, versus the first quarter 2006. Noninterest expenses were € 4.3 billion, up € 724 million or 20 % compared to the first quarter 2006. Income before income taxes was € 2.4 billion in the first quarter 2007, an increase of 11%, or € 235 million, compared to the prior year quarter.
CORPORATE BANKING & SECURITIES CORPORATE DIVISION (CB&S)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2007	Mar 31, 2006	change

Net revenues	6,117	5,185	933	18

Provision for credit losses	(21)	(56)	35	(63)

Noninterest expenses	3,949	3,252	697	21

Minority interest	8	11	(3)	(23)

Income before income tax expense	2,180	1,978	203	10

SALES & TRADING (DEBT AND OTHER PRODUCTS) generated record net revenues of € 3.4 billion in the first quarter 2007, an increase of 20 % over its previous record performance in the first quarter 2006. Earnings growth was particularly significant in the credit businesses, driven by both favorable market positioning and increasing investor activity with hedge funds and traditional asset managers. Deutsche Bank’s foreign exchange business, which Euromoney Magazine ranked #1 in the world for the third consecutive year with a market share of over 19%, achieved record net revenues due to higher customer volumes and volatility in major currency markets. Net revenues in money market instruments were also at a record level for the quarter. Earnings in interest rate and emerging markets products were broadly flat versus an exceptionally strong first quarter 2006. Growth in Commodities was encouraging, although the business remains a relatively small part of our overall portfolio.
SALES & TRADING (EQUITY) generated record quarterly net revenues of € 1.7 billion, an increase of 11 % versus the first quarter 2006. Revenue growth was particularly strong in equity derivatives, driven by substantial improvements in our business flow in Europe with both retail intermediaries and retail investors. Earnings in our cash equities platform were lifted by gains in Europe and particularly Asia, where the successful deployment of our enhanced direct markets access product expanded our customer footprint. Our Prime Services business also saw sustained growth and was ranked #2 in the Global Custodian poll. Revenues in our designated Equities Proprietary Trading unit were below the record level of the first quarter 2006.

// MANAGEMENT REPORT	// 8

ORIGINATION AND ADVISORY net revenues of € 797 million were a record for the first quarter and up 17 % compared to the first quarter 2006. Origination (Debt) net revenues continued to be driven by record levels of leveraged finance activity with Deutsche Bank improving in high-yield bonds and syndicated loans fee league tables to a combined #2 globally. Revenues from investment grade bond issuance were essentially unchanged from the prior year quarter, while revenues from investment grade loan syndication were lower than the strong levels of the prior year quarter. Origination (Equity) net revenues were down year-on-year, reflecting product mix, although Deutsche Bank maintained its fee pool ranking. Overall, the percentage growth in Deutsche Bank’s origination net revenues outpaced the percentage growth in market fee pools. Advisory net revenues were a record reflecting continued strong market levels of fees and volumes, and the pipeline remains strong. (Sources for all rankings, market volume and fee pool data: Thomson Financial, Dealogic)
LOAN PRODUCTS net revenues were € 320 million for the first quarter 2007, a 48 % increase on the same period last year. The increase was primarily due to gains on sales of equity from restructured loans within our leveraged finance portfolio and a more stable credit spread environment than in the comparative period of 2006.
In PROVISION FOR CREDIT LOSSES, CB&S recorded a net release of € 21 million in the first quarter 2007 compared to a net release of € 56 million in the first quarter 2006.
CB&S’s NONINTEREST EXPENSES were € 3.9 billion in the first quarter 2007, up 21 % compared to the first quarter 2006, reflecting higher performance-related compensation, in line with the strong business results, and the accelerated amortization of equity compensation for employees eligible for early retirement.
INCOME BEFORE INCOME TAXES in CB&S was € 2.2 billion in the first quarter, up € 203 million, or 10%, compared to the prior year quarter.
GLOBAL TRANSACTION BANKING CORPORATE DIVISION (GTB)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2007	Mar 31, 2006	change

Net revenues	612	536	76	14

Provision for credit losses	1	(16)	17	N/M

Noninterest expenses	397	370	27	7

Minority interest	–	–	–	N/M

Income before income tax expense	214	181	32	18

N/M — Not meaningful

TRANSACTION SERVICES produced net revenues of € 612 million for the first quarter 2007. The increase of 14%, or € 76 million, compared to the first quarter 2006 principally reflected robust customer demand in our Cash Management and Trust & Securities Services (TSS) businesses. The Cash Management payments business generated higher net revenues due to increases in payment volumes and deposit balances across all regions as well as favorable trends in interest rates. The revenue increase in TSS was spread across issuer-related services and investor-related domestic custody business, driven by new business and increased volume with existing clients.

// 9

GTB recorded a net charge of € 1 million in PROVISION FOR CREDIT LOSSES in the first quarter 2007, compared to a net release of € 16 million in the prior year quarter.
GTB’s NONINTEREST EXPENSES of € 397 million in the first quarter 2007 increased by 7 % compared to the first quarter 2006. The increase reflected higher performance-related compensation, investments in both business growth and efficiency improvement initiatives, as well as higher transaction related costs.
GTB’s INCOME BEFORE INCOME TAXES of € 214 million in the first quarter 2007 increased by 18%, or € 32 million, compared to the same quarter 2006.
PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION (PCAM)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2007	Mar 31, 2006	change

Net revenues	2,434	2,365	69	3

Provision for credit losses	117	85	32	38

Noninterest expenses	1,833	1,744	89	5

Minority interest	3	1	1	96

Income before income tax expense	481	535	(54)	(10)

In PCAM, NET REVENUES were € 2.4 billion in the first quarter 2007, an increase of 3%, or € 69 million, versus the prior year quarter. Provision for credit losses was € 117 million, up 38%, or € 32 million, compared to the first quarter 2006. Non-interest expenses were € 1.8 billion, an increase of 5%, or € 89 million, compared to the first quarter 2006. Income before income taxes was € 481 million in the first quarter, down 10%, or € 54 million, from the record first quarter of 2006.
PCAM’s INVESTED ASSETS grew by € 29 billion to € 936 billion during the first quarter 2007. This growth included inflows of net new assets of € 15 billion, of which € 8 billion were attributable to AWM and € 7 billion to PBC. In addition, the acquisition of Berliner Bank in PBC accounted for another € 5 billion increase. The remainder of the increase mainly reflected market appreciation, partly offset by foreign exchange rate effects.

// MANAGEMENT REPORT	// 10
ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION (AWM)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2007	Mar 31, 2006	change

Net revenues	1,008	1,060	(52)	(5)

Provision for credit losses	1	(1)	1	N/M

Noninterest expenses	817	826	(9)	(1)

Minority interest	2	1	1	91

Income before income tax expense	188	233	(45)	(19)

N/M – Not meaningful

In the first quarter, AWM reported NET REVENUES of € 1.0 billion, a decline of 5%, or € 52 million, compared to the prior year quarter. The current quarter included the results of Tilney Group Ltd., a UK wealth manager acquired by Private Wealth Management (PWM) in the fourth quarter 2006. PORTFOLIO/FUND MANAGEMENT revenues in Asset Management (AM) decreased by 8%, or € 45 million, primarily reflecting lower levels of performance fees, particularly in the Real Estate business. In PWM, PORTFOLIO/FUND MANAGEMENT revenues grew by 22%, or € 18 million, compared to the prior year quarter, driven by the Tilney acquisition and higher invested assets. BROKERAGE revenues were essentially unchanged at € 232 million. LOAN/DEPOSIT revenues increased by 16%, or € 7 million, driven by higher deposit and loan volumes. Revenues from OTHER PRODUCTS decreased by 27%, or € 35 million, primarily due to lower gains from Real Estate investments in AM.
NONINTEREST EXPENSES in the first quarter 2007 were € 817 million, a decline of 1%, or € 9 million, versus the same quarter in 2006. This decrease was mainly due to lower performance-related compensation, particularly in AM’s Real Estate business. Partly offsetting this decline were higher expenses due to the implementation of PWM’s growth strategy, including the acquisition of Tilney, and from the accelerated amortization of equity compensation for employees eligible for early retirement.
AWM’s INCOME BEFORE INCOME TAXES was € 188 million, a decrease of 19%, or € 45 million, compared to the first quarter 2006.

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION (PBC)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2007	Mar 31, 2006	change

Net revenues	1,425	1,305	121	9

Provision for credit losses	116	85	31	36

Noninterest expenses	1,016	918	98	11

Minority interest	0	0	0	N/M

Income before income tax expense	293	302	(8)	(3)

N/M – Not meaningful

The development of all components of PBC’s financial performance was primarily driven by the consolidation of norisbank in the fourth quarter 2006 and of Berliner Bank in the first quarter 2007.

// 11

NET REVENUES in PBC were € 1.4 billion in the first quarter 2007, an increase of 9%, or € 121 million. LOAN/DEPOSIT REVENUES were up 15%, or € 92 million, compared to the prior year quarter, driven by the norisbank and Berliner Bank acquisitions and also by continued growth in loan and deposit volumes. Revenues from PORTFOLIO/FUND MANAGEMENT and BROKERAGE in the current quarter were almost unchanged at € 75 million and € 318 million, respectively, reaching the levels of the strong prior year quarter owing to acquisitions. PAYMENT, ACCOUNT & REMAINING FINANCIAL SERVICES generated € 218 million in revenues in the first quarter 2007, an increase of 4%, or € 8 million, versus the prior year quarter. Revenues from OTHER PRODUCTS increased by € 19 million compared to the prior year quarter and included € 24 million gains from the disposal of businesses (most of which related to the partial sale of our credit card processing activities in Italy).
The PROVISION FOR CREDIT LOSSES was € 116 million in the current quarter, an increase of € 31 million compared to the prior year quarter, reflecting the consolidation of norisbank and Berliner Bank as well as continued organic growth in our loan book.
NONINTEREST EXPENSES in the first quarter 2007 were € 1.0 billion, an increase of 11%, or € 98 million, compared to the first quarter 2006. This increase was predominantly caused by the aforementioned acquisitions including integration-related expenses. Furthermore, continuing investments in growth regions, especially in India and Poland, contributed to the increase.
INCOME BEFORE INCOME TAXES in PBC was € 293 million, a decrease of 3%, or € 8 million, versus the first quarter 2006.
INVESTED ASSETS grew by € 14 billion to € 190 billion in the current quarter. Net new invested assets were € 7 billion and the acquisition of Berliner Bank accounted for another € 5 billion of the increase. Loan volumes increased to € 82 billion, up € 4 billion since the beginning of 2007, of which € 2 billion was attributable to the acquisition of Berliner Bank. During the first quarter 2007, PBC’s customer base rose by 558,000 clients, including 320,000 clients from Berliner Bank.

MANAGEMENT REPORT	// 12
CORPORATE INVESTMENTS GROUP DIVISION (CI)

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2007	Mar 31, 2006	change

Net revenues	438	166	273	164

Provision for credit losses	1	(4)	5	N/M

Noninterest expenses	134	43	91	N/M

Minority interest	(0)	0	(0)	N/M

Income before income tax expense	305	127	178	141

N/M – Not meaningful

CI’s INCOME BEFORE INCOME TAXES was € 305 million in the first quarter 2007 compared to € 127 million in the prior year quarter. The current quarter included gains of € 159 million from the sale of industrial holdings, of which the most significant gain related to the disposal of Fiat S.p.A. shares. The first quarter 2006 included a gain of € 131 million from the sale of our remaining holding in EUROHYPO AG. The first quarter 2007 also included a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG. This triggered an impairment review of CI’s goodwill which resulted in an impairment charge of € 54 million. In the current quarter, net revenues also benefited from mark-to-market gains from our option to increase our share in Hua Xia Bank Co. Ltd.
CONSOLIDATION & ADJUSTMENTS

	Three months ended		Absolute	Change in %
in € m.	Mar 31, 2007	Mar 31, 2006	change

Net revenues	(25)	(238)	213	(90)

Provision for credit losses	0	0	0	N/M

Noninterest expenses	3	(6)	8	N/M

Minority interest	(11)	(12)	2	(13)

Income before income tax expense	(17)	(220)	203	(92)

N/M – Not meaningful
Loss before income taxes in Consolidation & Adjustments was € 17 million in the first quarter 2007 compared to € 220 million in the prior year quarter. Last year’s first quarter was impacted by negative adjustments for differences in the accounting methods used for management reporting and IFRS (principally on debt issuance but also on own shares). The net impact of such accounting differences was not material in the first quarter 2007.

// 13

BALANCE SHEET DEVELOPMENT
The Group’s consolidated assets under IFRS are significantly higher compared to consolidated assets presented under U.S. GAAP. The main reason for the increase is that specific netting for derivatives, repurchase and reverse repurchase agreements and unsettled regular way trades is permitted under U.S. GAAP but is not under IFRS. For a more detailed discussion of this gross-up impact and other transitional impacts please refer to our IFRS Transition Report.
At end of March 2007, total assets increased compared to December 31, 2006 by € 175 billion to € 1,747 billion. This development was driven by higher receivables from unsettled regular way trades, which increased by € 79 billion, and by an increase of € 27 billion in assets from collateralized lending (securities purchased under resale agreements and securities borrowed). Liabilities increased accordingly with payables from unsettled regular way trades up € 79 billion and payables from collateralized lending up € 48 billion. In addition, total liabilities rose due to newly issued structured notes which were the main driver of the increase of € 10 billion in long-term debt.
OUTLOOK
The following section should be read in conjunction with the outlook provided in our Financial Report for the year ended December 31, 2006.
The global economic environment in the first quarter 2007 proved to be benign with growth forecasts for several countries continuing to be revised upwards. Given stronger growth in the emerging markets, particularly in China, the global economy should continue to grow strongly at 4.5 % in 2007, somewhat higher than expected at the beginning of the year and only slightly below the prior year’s growth level. Economic growth in Germany, at 2.25%, could also turn out slightly higher than expected, as the dampening effect of the 3 % VAT hike on private consumption will likely be compensated by higher wage increases. As a consequence, German private consumption could actually rise more strongly than in 2006.
After a strong start during the first two months of 2007, the world’s financial markets experienced a sharp increase in volatility, as rising default rates in the ‘sub-prime’ segment of the North American home mortgage market gave rise to concerns. Equity indices also saw marked corrections in early March, both in mature economies and in some important emerging markets. These concerns eased toward the end of the quarter, and equity markets recovered substantially across the world with record highs reached by various major stock indices.
Looking ahead in 2007, the economic fundamentals remain positive. Despite the ongoing correction in the housing market the United States economy remains fundamentally resilient. Growth momentum and business confidence in Europe appear solid, as sustained strength and optimism in the German economy continues to contribute positively to the performance of the Eurozone. Key emerging markets, notably China, India and energy-producing nations, are well placed to sustain their dynamic expansion.

// MANAGEMENT REPORT	// 14

In this context, Deutsche Bank is well positioned for further, profitable growth in our business. Our global platform gives us exceptional opportunities to serve our clients in an increasingly globalized marketplace. Continued expansion of the world’s capital markets, in both industrialized and emerging nations, plays to the strength of our world-leading position in investment banking. The creation of wealth in the global economy, and the demand for private retirement funding via an ever-more diverse range of asset classes, presents attractive opportunities for our powerful investment management franchise. Our investments in our home market, Germany, including both acquisitions and organic expansion, enable us to capitalize on the strength of the Eurozone’s largest economy.
Inevitably, uncertainties exist in our business environment. As we saw in the first quarter, the possibility of short-term volatility remains a feature of the world’s financial markets. Ongoing consolidation of our industry, including cross-border mergers in Europe, may also create changes in the competitive landscape.
We believe Deutsche Bank is well equipped to deal with these factors. We remain committed to implementing our stated management agenda. If the geopolitical and economic environment remains stable, we are confident that we can continue to deliver profitable growth to our shareholders in 2007.

// 15

Report of Independent Registered Public
Accounting Firm
TO THE SUPERVISORY BOARD OF DEUTSCHE BANK AKTIENGESELLSCHAFT
We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of March 31, 2007, and the related consolidated statements of income, recognized income and expense and cash flows for the three month periods ended March 31, 2007 and 2006 (the interim financial information). Management is responsible for the preparation and fair presentation of this interim financial information in accordance with International Financial Reporting Standard IAS 34, “Interim Financial Reporting”.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial information is not prepared, in all material respects, in accordance with the basis set out in the basis of preparation and the significant accounting policies note, which describes how the recognition and measurement requirements of International Financial Reporting Standards have been applied, including the assumptions management has made about the policies expected to be adopted when management prepares its first annual IFRS financial statements as of December 31, 2007.
Without qualifying our review conclusion, we draw attention to the basis of preparation of the consolidated interim financial information that explains why there is a possibility that the Deutsche Bank Group’s management may determine that changes to the accounting policies adopted in preparing the consolidated interim financial information are necessary when management prepares its first annual IFRS financial statements as of December 31, 2007.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany), May 7, 2007

// CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)	// 16
Consolidated Statement of Income (unaudited)
INCOME STATEMENT

	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

Interest revenues	15,817	12,959

Interest expense	13,764	11,321

Net interest revenues	2,053	1,638

Provision for credit losses	98	9

Net interest revenues after provision for credit losses	1,955	1,629

Commissions and fee income	2,931	2,815

Net gain (loss) on financial assets/liabilities at fair value through profit or loss	3,936	3,072

Net gains (losses) on financial assets available for sale	234	85

Net income (loss) from equity method investments	220	268

Other revenues	202	135

Total noninterest revenues	7,523	6,375

Compensation and benefits	4,329	3,622

General and administrative expenses	1,940	1,739

Impairment of intangible assets	54	–

Restructuring activities	(8)	42

Total noninterest expenses	6,315	5,403

Income before income tax expense	3,163	2,601

Income tax expense	1,031	952

Net income	2,132	1,649

Net income attributable to minority interest	11	13

Net income attributable to Deutsche Bank shareholders	2,121	1,636

EARNINGS PER SHARE (EPS)

	Three months ended
in €	Mar 31, 2007	Mar 31, 2006

Earnings per common share:

Basic	€ 4.47	€ 3.46

Diluted	€ 4.28	€ 3.11

Number of shares in m.

Denominator for basic earnings per share – weighted-average shares outstanding	475.0	472.7

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	495.7	526.0

// 17

Consolidated Statement of
Recognized Income and Expense (unaudited)

	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

Net income recognized in the income statement	2,132	1,649

Net gains (losses) not recognized in the income statement, net of tax

Unrealized gains (losses) on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	916	349
Net reclassification adjustment for realized net (gains) losses, before tax	(234)	(153)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, before tax	(7)	(53)

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	(150)	(268)
Net reclassification adjustment for realized net (gains) losses, before tax	–	–

Tax on items taken directly to equity or reclassified from equity	(3)	33

Total net gains (losses) not recognized in the income statement, net of tax	522	(92)

Total recognized income and expense	2,654	1,557

Attributable to:
Minority interest	13	13
Deutsche Bank shareholders	2,641	1,544

// CONSOLIDATED BALANCE SHEET (UNAUDITED)	// 18
Consolidated Balance Sheet (unaudited)
ASSETS

in € m.	Mar 31, 2007	Dec 31, 2006

Cash and due from banks	6,728	7,008

Interest-earning deposits with banks	25,520	19,199

Central bank funds sold and securities purchased under resale agreements	10,488	14,265

Securities borrowed	78,824	62,943

Financial assets at fair value through profit or loss	1,162,019	1,091,045

Financial assets available for sale	34,750	35,271

Equity method investments	3,350	3,389

Loans	187,279	181,291

Premises and equipment	2,949	3,241

Intangible assets	9,170	8,612

Other assets	219,566	139,031

Income tax assets	6,388	6,473

Total assets	1,747,031	1,571,768

LIABILITIES AND EQUITY

in € m.	Mar 31, 2007	Dec 31, 2006

Deposits	420,707	411,916

Central bank funds purchased and securities sold under repurchase agreements	126,955	102,200

Securities loaned	15,706	21,174

Financial liabilities at fair value through profit or loss	723,569	666,293

Other short-term borrowings	47,579	48,433

Other liabilities	221,141	144,130

Provisions	1,607	1,768

Income tax liabilities	6,656	6,358

Long-term debt	137,186	127,015

Trust preferred securities	4,846	4,771

Obligation to purchase common shares	4,225	4,327

Total liabilities	1,710,177	1,538,385

Common shares, no par value, nominal value of € 2.56	1,345	1,343

Additional paid-in capital	15,788	15,246

Retained earnings	22,493	20,359

Common shares in treasury, at cost	(2,077)	(2,378)

Equity classified as obligation to purchase common shares	(4,224)	(4,307)

Net gains (losses) not recognized in the income statement, net of tax

Unrealized net gains on financial assets available for sale, net of applicable tax and other	3,889	3,208

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(50)	(45)

Foreign currency translation, net of tax	(916)	(760)

Total net gains (losses) not recognized in the income statement, net of tax	2,923	2,403

Total shareholders’ equity	36,248	32,666

Minority interest	606	717

Total equity	36,854	33,383

Total liabilities and equity	1,747,031	1,571,768

// 19

Consolidated Statement of Changes in Equity (unaudited)

	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

Common shares
Balance, beginning of year	1,343	1,420
Common shares issued under share-based compensation plans	2	7
Retirement of common shares	–	(102)
Balance, end of period	1,345	1,325

Additional paid-in capital
Balance, beginning of year	15,246	14,464
Net change in share awards in the reporting period	399	227
Common shares issued under share-based compensation plans	44	194
Tax benefits related to share-based compensation plans	11	134
Option premiums on options on Deutsche Bank common shares	49	(16)
Net gains on treasury shares sold	39	–
Other	–	1
Balance, end of period	15,788	15,004

Retained earnings
Balance, beginning of year	20,359	17,764
Net income attributable to Deutsche Bank shareholders	2,121	1,636
Net gains on treasury shares sold	–	160
Retirement of common shares	–	(2,667)
Other effects from options on Deutsche Bank common shares	12	(5)
Other	1	–
Balance, end of period	22,493	16,888

Common shares in treasury, at cost
Balance, beginning of year	(2,378)	(3,368)
Purchases of shares	(5,996)	(9,301)
Sale of shares	6,297	8,877
Retirement of shares	–	2,769
Treasury shares distributed under share-based compensation plans	–	1
Balance, end of period	(2,077)	(1,022)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(4,307)	(4,449)
Additions	(742)	(1,179)
Deductions	825	153
Balance, end of period	(4,224)	(5,475)

Net gains (losses) not recognized in the income statement, net of tax
Balance, beginning of year	2,403	2,751
Change in unrealized net gains on financial assets available for sale, net of applicable tax and other	681	214
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(5)	(38)
Foreign currency translation, net of tax	(156)	(268)
Balance, end of period	2,923	2,659

Total shareholders’ equity, end of period	36,248	29,379

Minority interest
Balance, beginning of year	717	624
Minority interest in net profit or loss	11	13
Increases	23	111
Decreases and dividends	(142)	(107)
Foreign currency translation, net of tax	(3)	(12)
Balance, end of period	606	629

Total equity, end of period	36,854	30,008

Part of Other Financial Information.

// CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)	// 20
Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

Net income	2,132	1,649

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	100	13
Restructuring activities	(24)	(120)
Net gain (loss) on sale of financial assets available for sale, equity method investments, and other	(257)	(251)
Deferred income taxes, net	94	(49)
Impairment, depreciation and other amortization, and accretion	458	251
Share of net income from equity method investments	(241)	(133)

Income adjusted for noncash charges, credits and other items	2,262	1,360

Adjustments for net increase/decrease/change in operating assets and liabilities:
Interest-earning time deposits with banks	3,302	(1,699)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(12,696)	(11,666)
Trading assets	(58,815)	(40,092)
Other financial assets at fair value through profit or loss (excl. investing activities)	(15,637)	18,376
Loans	(3,857)	(5,934)
Other assets	(82,043)	(84,887)
Deposits	5,568	(4,150)
Trading liabilities	25,498	23,900
Other financial liabilities at fair value through profit or loss (excl. financing activities)[1]	33,444	9,840
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	20,312	7,439
Other short-term borrowings	53	1,707
Other liabilities	75,941	79,379
Senior long-term debt[2]	12,076	5,696
Other, net	1,053	2,709

Net cash provided by operating activities	6,461	1,978

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale (incl. at fair value through profit or loss)	2,678	3,453
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	2,181	1,532
Sale of equity method investments	371	2,380
Sale of premises and equipment	77	89

Purchase of:
Financial assets available for sale (incl. at fair value through profit or loss)	(3,885)	(7,626)
Equity method investments	(34)	(212)
Premises and equipment	(110)	(67)
Net cash paid for business combinations/divestitures	(175)	(462)
Other, net	23	52

Net cash provided by (used in) investing activities	1,126	(861)

Cash flows from financing activities:
Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	120	37
Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(1,387)	(465)
Issuances of trust preferred securities (incl. at fair value through profit or loss)	1,842	3,552
Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	(1,748)	(1,541)
Common shares issued under share-based compensation plans	45	199
Purchases of treasury shares	(5,996)	(9,301)
Sale of treasury shares	6,334	9,033
Dividends paid to minority interests	(4)	(10)
Net change in minority interests	(104)	27

Net cash provided by (used in) financing activities	(898)	1,531

Net effect of exchange rate changes on cash and cash equivalents	(73)	(161)

Net increase in cash and cash equivalents	6,616	2,487
Cash and cash equivalents at beginning of period	17,354	13,422
Cash and cash equivalents at end of period	23,970	15,909

Net increase in cash and cash equivalents per cash flow calculations	6,616	2,487

Net cash provided by operating activities include

Income taxes paid, net	621	505

Interest paid	13,790	11,530

Interest and dividends received	15,501	12,959

Cash and cash equivalents comprise

Cash and due from banks	6,728	6,925

Demand deposits with banks	17,242	8,984

Total	23,970	15,909

1	Included are senior long-term debt issuances of € 2,643 million and repayments and extinguishments of € 147 million until March 31, 2007.

2	Included are issuances of € 21,898 million and € 14,276 million and repayments and extinguishments of € 13,170 million and € 9,322 million until March 31, 2007 and 2006, respectively.

// 21

Basis of Preparation
With effect from January 1, 2007, the Group prepares its annual consolidated financial statements, and its consolidated interim financial statements, in accordance with International Financial Reporting Standards (“IFRS”). The consolidated interim financial statements were prepared in accordance with IFRS issued and effective at December 31, 2006, which were unchanged at March 31, 2007. The segment information presented in this Report is based on IFRS 8: ‘Operating Segments’. IFRS 8, whilst approved by the International Accounting Standards Board (“IASB”), has yet to be endorsed by the European Union (“EU”). On this basis, the Group presents the accounting policies that are expected to be adopted when the Group prepares its first annual financial statements under IFRS.
These financial statements have been prepared in accordance with IFRS for interim financial statements (IAS 34: ‘Interim Financial Reporting’). They are the Group’s first IFRS interim financial statements for part of the period covered by the first annual financial statements and IFRS 1: ‘First-time Adoption of International Reporting Standards’ has been applied. The interim financial statements including its supplementary information on accounting policies, segment information, income statement, balance sheet, other financial information and reconciliation from U.S. GAAP to IFRS do not include all of the information required for annual financial statements.
An explanation of how the transition to IFRS affected the Group’s previously reported balance sheet and income statement under U.S. GAAP was provided in the Transition Report — 2006 IFRS Comparatives (the “Transition Report”) which was published on April 19, 2007. For a complete discussion of the transitional impacts of IFRS, please refer to the Transition Report.
In the process of preparing financial statements in conformity with IAS 34, management has used judgment and made estimates and assumptions regarding the fair valuation of certain financial assets and liabilities, the allowance for credit losses, the impairment of assets other than loans, the realizability of deferred tax assets, legal, regulatory and tax contingencies, as well as other matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected.
The preparation of consolidated interim financial statements in accordance with IAS 34 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under U.S. GAAP. The accounting policies set out below were consistently applied to all periods presented. They were also applied in preparing the IFRS balance sheet as at January 1, 2006 for the purpose of transition to IFRS, as required by IFRS 1. The impact of the transition from U.S. GAAP to IFRS was described in the Transition Report and the effects on the comparative periods are presented in the section “Reconciliation from U.S. GAAP to IFRS” of this Interim Report.
The accompanying consolidated financial statements as of March 31, 2007 and 2006 and for the three months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, “the Group” or “the Company”). The financial statements are presented in euro. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.
The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements according to U.S. GAAP and related notes included in the Company’s 2006 Financial Report and SEC Form 20-F and the Transition Report.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 22

Significant Accounting Policies (unaudited)
The following is a description of the Group’s significant IFRS accounting policies that have been used in the preparation of the IFRS financial information contained in this Report.
PRINCIPLES OF CONSOLIDATION
The consolidated financial information in this Report comprises that of the parent company, Deutsche Bank, together with its subsidiaries, including certain special purpose entities, presented as a single economic unit. It is presented in euros which is the presentation currency of the Group.
SUBSIDIARIES
The Group’s subsidiaries are those entities which it controls. The Group controls entities where it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.
The Group sponsors the formation of special purpose entities (“SPEs”) for a variety of purposes; reasons include allowing clients to hold investments in separate legal entities, allowing clients to jointly invest in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (a) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE’s operations, (b) the Group has decision-making powers to obtain the majority of the benefits, (c) the Group will obtain the majority of the benefits of the activities of the SPE, and (d) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that the SPE is controlled by the Group.
Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other revenues.
All material intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of consolidation. Issuances of a subsidiary’s stock to third parties are treated as capital issuances.
Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group’s consolidated balance sheet.
Minority interests are shown in the consolidated balance sheet as a separate component of equity which is distinct from Deutsche Bank’s shareholders’ equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.

// 23
ASSOCIATES AND JOINT VENTURES
An associate is an entity in which the Group has significant influence, but not a controlling interest over the operating and financial management policy decisions. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20 % of the voting stock.
A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, though not necessarily, through entities which are subject to joint control.
Investments in associates and joint ventures are accounted for under the equity method of accounting.
Under the equity method of accounting, the Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition net income (or loss), or other movements reflected directly in the equity of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the cost of the investment (net of any accumulated impairment loss). Equity method losses in excess of the Group’s carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group’s obligation to fund such losses.
FOREIGN CURRENCY TRANSLATION
The consolidated financial statements are presented in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.
An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.
Assets and liabilities denominated in currencies other than the entity’s functional currency are translated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/liabilities at fair value through profit or loss.
Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement, but are included in net gain (loss) not recognized in the income statement within shareholders’ equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 24
For the purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gain (loss) not recognized in the income statement within shareholders’ equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.
INTEREST, FEES AND COMMISSIONS
Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows:
NET INTEREST REVENUES – Interest from all interest-bearing assets and liabilities is recognized as net interest revenues using the effective interest method. The effective interest rate is a rate that provides a constant return on the carrying amount of assets and liabilities. The estimated cash flows for calculating the effective interest include all contractual terms of the asset or liability (excluding future credit losses), and also includes all fees that are an integral part of the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.
FEES AND COMMISSIONS – The recognition of revenue for fees (including commissions) depends on the purpose for which the fees are charged and the basis of accounting for any associated financial instrument. Fees are distinguished between fees that are an integral part of the effective interest rate of a financial instrument, fees that are earned as services are provided, and fees that are earned on the execution of a significant act. The treatment of fees that are an integral part of the effective interest rate of a financial instrument is explained above under net interest revenues. Fees earned from services that are provided over a specified period of time are recognized over the service period. Fees earned upon the execution of a significant act are recognized when the significant act has been completed. If the asset or liability is carried at fair value through profit or loss, the associated fees are recognized as revenue when the instrument is initially recognized.
Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in commissions and fee income over the life of the commitment if it is unlikely that a specific lending arrangement will be entered into. If it is probable that the Group will enter into a specific lending agreement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan’s effective interest rate.
Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.
The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

// 25
FINANCIAL ASSETS AND LIABILITIES
The Group classifies its financial assets and liabilities in the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale and other financial liabilities. The Group does not classify any financial instruments under the held to maturity category. Appropriate classification of financial assets and liabilities is determined at initial recognition and not subsequently changed.
Purchases and sales of financial assets and financial liabilities classified at fair value through profit or loss or as AFS are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. All other financial instruments are recognized on a settlement date basis.
FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The Group classifies certain financial assets and financial liabilities as either held for trading or designated as at fair value through profit or loss at the date of initial recognition. These financial assets and liabilities are carried at fair value and are presented as financial assets designated at fair value through profit or loss and financial liabilities designated at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
TRADING ASSETS AND LIABILITIES – financial instruments are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.
FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS – certain financial assets and liabilities, other than those classified as trading, are designated at fair value through profit or loss using the fair value option. To be designated as at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation will eliminate or significantly reduce a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. Gains and losses on the subsequent remeasurement of the financial assets and liabilities designated at fair value are recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
LOANS
Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss, or financial assets available for sale.
Loans are initially recognized at fair value which is the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 26
FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE
Financial assets that are not classified at fair value through profit or loss or as loans are classified as available for sale (“AFS”). A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. They are carried at fair value with the changes in fair value reported in equity, in net gain (loss) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. For monetary financial assets available for sale (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets available for sale that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.
Realized gains and losses are reported in net gain (loss) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of securities sold. Gains and losses recorded in equity are transferred into the income statement on disposal of an available for sale asset as part of the overall gain or loss on sale.
FINANCIAL LIABILITIES
Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost.
Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and the related gain or loss is recorded depending on whether the repurchase price of the debt was lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt.
DETERMINATION OF FAIR VALUE
Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques appropriate for the particular instrument are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider factors such as close out costs, liquidity and counterparty credit risk.

// 27
RECOGNITION OF TRADE DATE PROFIT AND LOSS
Where there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. The deferred amount is recognized using a rational and systematic method over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining trade date deferred profit is recognized through the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument’s risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the amount can be made.
DERIVATIVES AND HEDGE ACCOUNTING
Derivatives are used to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.
The Group enters into derivative contracts for trading purposes, including swaps, futures contracts, forward contracts, options and other similar types of contracts based on interest and foreign exchange rates, equity and commodity prices, and credit risk. These derivatives are carried at fair value as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in gain (loss) on financial assets/liabilities at fair value through profit or loss.
The Group makes commitments to originate loans intended for sale. Such positions are considered derivatives and are carried at fair value as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gain (loss) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are also considered to be derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and hence are carried at fair value, with changes in fair value recorded in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities, with both realized and unrealized changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gain (loss) on financial assets/liabilities at fair value through profit or loss.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 28
EMBEDDED DERIVATIVES
Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss. The carrying amount of an embedded derivative is reported in the consolidated balance sheet line item with the host contract.
Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option. Those hybrid instruments designated under the fair value option are carried at fair value and recorded as financial assets/liabilities designated at fair value through profit or loss. Subsequent changes in fair value are recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
HEDGE ACCOUNTING
Where derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the financial statements of foreign operations into the reporting currency of the parent (hedge of a net investment in a foreign operation).
When hedge accounting is applied, the Group documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the hedging transactions. This documentation includes an assessment of how, at hedge inception and on an ongoing basis, the hedge is expected to be highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations (as appropriate). Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. The Group’s policy is not to assume hedge effectiveness, even when the terms of the derivative and hedged item are matched.
Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in gain (loss) on financial assets/liabilities at fair value through profit or loss.
For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest revenue or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenue. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.
If a fair value hedge of a debt instrument is canceled because the derivative is terminated or de-designated, any remaining interest rate related fair value adjustment made to the carrying amount of the debt instrument is amortized to interest revenues or expense over its remaining life. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

// 29
For hedges of the variability of cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk of a non-monetary financial asset classified as available for sale, such as an equity instrument, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged asset is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.
When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest revenues or expense over the remaining life of the original contract. For cancellations of other types of hedges of the variability of cash flows, the related amounts in net gains (losses) not recognized in the income statement are reclassified into the income statement either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecast transaction will occur.
For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations (hedge of a net investment in a foreign operation) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in net gain (loss) not recognized in the income statement to the extent the hedge is effective; and the remainder is recorded as other revenues in the income statement.
IMPAIRMENT OF FINANCIAL ASSETS
At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if there is:
—	objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (‘a loss event’);

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and

—	a reliable estimate of the amount can be made.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 30
IMPAIRMENT OF LOANS HELD AT AMORTIZED COST
The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.
To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.
If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan’s original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for country risks for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country that the Group does business in. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans covering loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.
Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest revenues based on the original effective interest rate of the loan.
All impaired loans are reviewed for changes to the recoverable amount. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.
When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan together with the associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the income statement as a component of the provision for credit losses.
Impairment and impairment loss for off-balance sheet positions is determined using the same measurement techniques as for loans. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.

// 31
IMPAIRMENT OF FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE
For financial assets classified as available for sale (“AFS”), management assesses at each balance sheet date whether there is objective evidence that an asset or group of assets is impaired.
In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below cost. Where there is evidence of impairment, the cumulative unrealized loss previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gain (loss) on financial assets available for sale. This amount is determined as the difference between the acquisition cost and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement. Reversals of impairment losses on equity investments classified as AFS are not reversed through the income statement; increases in their fair value after impairment are recognized in equity.
In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans. Reversals of impairment of debt securities are recognized in the income statement if the recovery is objectively related to a specific event occurring after the impairment loss.
DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES
FINANCIAL ASSET DERECOGNITION
A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.
The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.
The Group enters into transactions where it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party where the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.
In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is relinquished. The rights and obligations retained in the transfer, such as servicing assets and liabilities, are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 32
The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must comprise a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.
SECURITIZATION
The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as ‘retained interests’). Provided the Group’s retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are primarily recorded in financial assets at fair value through profit or loss and carried at fair value. Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in gain (loss) on financial assets/liabilities at fair value through profit or loss where the transferred assets were classified as financial assets at fair value through profit or loss.
DERECOGNITION OF FINANCIAL LIABILITIES
A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.
REPURCHASE AND REVERSE REPURCHASE AGREEMENTS
Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.
The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.
Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest revenues and interest expense, respectively.

// 33
SECURITIES BORROWED AND SECURITIES LOANED
Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.
Securities borrowed and securities loaned are recorded at the amount of cash advanced or received, respectively.
The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability designated at fair value through profit or loss and any subsequent gain or loss is included in the income statement in gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.
Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the consolidated balance sheet.
OFFSETTING FINANCIAL INSTRUMENTS
Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross.
PREMISES AND EQUIPMENT
Premises and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises and equipment is included in general and administrative expenses. Maintenance and repairs are charged to general and administrative expenses and improvements are capitalized. Gains and losses on disposals are reflected in other revenues.
Premises and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell or value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of an impairment, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Where an impairment is later reversed, the depreciation charge is adjusted prospectively.
Properties leased under a finance lease, are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 34
GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill arises on the acquisition of subsidiaries, associates and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the net fair value of the Group’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.
For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk adjusted expected future cash flows.
Goodwill is capitalized and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group’s goodwill carrying cash generating units are:
—	Global Markets and Corporate Finance (within the Corporate Banking & Securities segment);

—	Global Transaction Banking;

—	Asset Management and Private Wealth Management (within the Asset and Wealth Management segment);

—	Private & Business Clients; and

—	Corporate Investments.
Goodwill on the acquisitions of associates and joint ventures is included in the amount of the investments. Gains and losses on the disposal of a cash generating unit include the carrying amount of the goodwill relating to the cash generating unit sold.
Intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Intangible assets such as customer contracts, investment management agreements and mortgage servicing rights are carried at cost and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over periods of between 3 and 15 years based on the expected useful life; other intangible assets that have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually.
Costs related to software developed or obtained for internal use are capitalized where it is probable that future economic benefits will flow to the Group, and the cost can be reliably measured. Capitalized costs are depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during planning or after the software is ready for use, are expensed as incurred.

// 35
FINANCIAL GUARANTEES
Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other entities on behalf of customers to secure loans, overdrafts and other banking facilities.
Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given which is likely to be the premium received. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less cumulative amortization and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of management.
Any increase in the liability relating to guarantees is recorded in the income statement under other operating expenses.
LEASING TRANSACTIONS
LESSOR
Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognized as a receivable. Finance income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.
Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognized on a straight-line basis over the period of the lease.
LESSEE
For properties subject to operating leases, rental expense is recognized on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.
In sale and operating leaseback transactions, recognition of profit on sale is determined by comparing sales price to fair value. If sales price is at fair value, then the profit is recognized immediately. In a sale and finance leaseback transaction, the entire profit is generally deferred and amortized over the lease term.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 36
EMPLOYEE BENEFITS
PENSION BENEFITS
The Group sponsors a number of defined contribution and defined benefit plans covering employees of certain subsidiaries. The assets of all the Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.
All defined benefit plans are valued using the projected unit credit method to determine the defined benefit obligation and the related expenses. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach. Therefore, a portion is recognized in the income statement if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of a) 10 % of the present value of the defined benefit obligation at that date (before deducting plan assets) and b) 10 % of the fair value of any plan assets at that date. The Group’s defined benefit plans are usually funded.
OTHER POST-RETIREMENT BENEFITS
In addition, the Group’s affiliates maintain unfunded contributory defined benefit postretirement health care plans for a number of retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to defined benefit pension plans these plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach.
SHARE-BASED COMPENSATION
The Group accounts for all share-based employee awards based on the fair value method. Under this method, compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.
The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranche for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid.

// 37
OBLIGATIONS TO PURCHASE COMMON SHARES
Forward purchases and written put options where Deutsche Bank shares are the underlying are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders’ equity and reported as equity classified as an obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to equity is made.
The liabilities are accounted for on an accrual basis if the purchase price for the shares is fixed, and interest costs on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.
Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are in fact dilutive.
Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. The premium at inception is recorded within equity.
All derivative contracts, other than those discussed above, where Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.
INCOME TAXES
The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions’ tax laws. Current and deferred taxes are charged or credited to equity if the tax relates to items that are charged or credited directly to equity.
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carry-forwards and tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available.
For share-based payment transactions the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. The Group has to estimate at any reporting date the expected future tax deduction based on the current share price. If the amount deductible or expected to be deductible for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in equity. If the amount deductible or expected to be deductible for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group’s income statement for the period.
Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.
Deferred income tax is provided on temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 38
Deferred tax assets from net operating losses available for carry-forward and unused tax credits are recognized as an asset when it is probable that future taxable profits will be available.
Deferred tax related to fair value re-measurement of available for sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement if the gain or loss is realized.
PROVISIONS
Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.
Where the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.
STATEMENT OF CASH FLOWS
For purposes of the consolidated statement of cash flows, the Group’s cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

// 39
Segment Information (unaudited)
The segment information has been prepared in accordance with IFRS 8: ‘Operating Segments’, which defines requirements for the disclosure of financial information of an entity’s operating segments. IFRS 8 replaces IAS 14 ‘Segment Reporting’. It follows the ‘management approach’, which is (1) our basis for steering the businesses and (2) the basis on which we have presented segment information in the past. IFRS 8, which has not yet been endorsed by the EU, was approved by the IASB in November 2006 and is effective for reporting periods beginning on or after January 1, 2009. Early adoption is permitted.
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
In the first quarter of 2007, there were no changes regarding the organizational structure or management responsibilities.
The following describes certain transactions with a material impact on our segment operations:
—	Effective January 1, 2007, the Group completed the acquisition of Berliner Bank, which is included in the corporate division Private & Business Clients.

—
Effective January 2, 2007, the Group announced the completion of the acquisition of MortgageIT Holdings, Inc, a residential mortgage real estate investment trust (REIT) in the U.S. The business is included in the corporate division Corporate Banking & Securities.

—
On January 22, 2007, the Group sold the second tranche (41%) of PBC’s Italian BankAmericard processing activities to Istituto Centrale delle Branche Popolari Italiane (“ICBPI”), the central body of Italian cooperative banks. The business is part of our corporate division Private & Business Clients.

—
On March 23, 2007, the Group announced the agreement to sell the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business is currently included within the corporate division Asset and Wealth Management.

// SEGMENT INFORMATION (UNAUDITED)	// 40

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate		Consolida-	Total
Mar 31, 2007	Corporate	Global	Total	Asset and	Private &	Total	Invest-		tion &	Consoli-
	Banking &	Trans-		Wealth	Business		ments		Adjust-	dated
in € m.	Securities	action		Manage-	Clients				ments
(unless stated otherwise)		Banking		ment

Net revenues	6,117	612	6,729	1,008	1,425	2,434	438	[1]	(25)	9,576

Provision for credit losses	(21)	1	(20)	1	116	117	1		0	98

Total noninterest expenses	3,949	397	4,347	817	1,016	1,833	134		3	6,315

therein:
Impairment of intangible assets	–	–	–	–	–	–	54		–	54
Restructuring activities	(3)	(0)	(3)	(4)	(0)	(4)	0		–	(8)

Minority interest	8	–	8	2	0	3	(0)		(11)	--

Income before income tax expense	2,180	214	2,394	188	293	481	305		(17)	3,163

Cost/income ratio	65%	65%	65%	81%	71%	75%	30%		N/M	66%

Assets[2]	1,614,715	25,680	1,625,655	36,860	101,647	138,463	17,580		7,537	1,747,031

Average active equity[3]	17,768	1,053	18,822	5,074	3,372	8,445	681		311	28,259

Pre-tax return on average active equity[4]	49%	81%	51%	15%	35%	23%	179%		N/M	45%

N/M — Not meaningful

1	Includes gains from the sale of industrial holdings (Fiat S.p.A.) of € 128 million and income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Consolidated.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 60 of this document. For ‘Total consolidated’ pre-tax return on average shareholders’ equity is 37%.

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate		Consolida-	Total
Mar 31, 2006	Corporate	Global	Total	Asset and	Private &	Total	Invest-		tion &	Consoli-
	Banking &	Trans-		Wealth	Business		ments		Adjust-	dated
in € m.	Securities	action		Manage-	Clients				ments
(unless stated otherwise)		Banking		ment

Net revenues	5,185	536	5,720	1,060	1,305	2,365	166	[1]	(238)	8,013

Provision for credit losses	(56)	(16)	(72)	(1)	85	85	(4)		0	9

Total noninterest expenses	3,252	370	3,622	826	918	1,744	43		(6)	5,403

therein:
Impairment of intangible assets	–	–	–	–	–	–	–		–	–
Restructuring activities	14	7	22	12	8	20	0		–	42

Minority interest	11	–	11	1	0	1	0		(12)	--

Income before income tax expense	1,978	181	2,159	233	302	535	127		(220)	2,601

Cost/income ratio	63%	69%	63%	78%	70%	74%	26%		N/M	67%

Assets (as of Dec 31, 2006)[2]	1,446,482	25,646	1,455,615	35,924	94,709	130,593	17,783		7,811	1,571,768

Average active equity[3]	15,515	1,081	16,596	4,993	1,948	6,941	990		11	24,537

Pre-tax return on average active equity[4]	51%	67%	52%	19%	62%	31%	51%		N/M	42%

N/M — Not meaningful

1	Includes gains from the sale of the bank’s remaining holding in EUROHYPO of € 131 million.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Consolidated.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 60 of this document. For ‘Total consolidated’ pre-tax return on average shareholders’ equity is 36%.

// 41
Loss before income taxes in Consolidation & Adjustments was € 17 million in the first quarter 2007 compared to € 220 million in the prior year quarter. Last year’s first quarter was impacted by negative adjustments for differences in the accounting methods used for management reporting and IFRS (principally on debt issuance but also on own shares). The net impact of such accounting differences was not material in the first quarter 2007.
The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three months ended March 31, 2007 and 2006:
REVENUE COMPONENTS OF THE CORPORATE AND INVESTMENT BANK GROUP DIVISION

	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

Origination (equity)	146	154

Origination (debt)	401	323

Total Origination	547	477

Sales & Trading (equity)	1,713	1,546

Sales & Trading (debt and other products)	3,355	2,807

Total Sales & Trading	5,068	4,352

Advisory	251	202

Loan products	320	217

Transaction services	612	536

Other products	(68)	(64)

Total	6,729	5,720

REVENUE COMPONENTS OF THE PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

Portfolio/fund management	701	729

Brokerage	550	546

Loan/deposit	763	663

Payments, account & remaining financial services	223	215

Other products	196	211

Total	2,434	2,365

// INFORMATION ON THE INCOME STATEMENT (UNAUDITED)	// 42

Information on the Income Statement (unaudited)
NET INTEREST REVENUES AND NET GAIN (LOSS) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

Net interest revenues	2,053	1,638

Trading income	4,143	3,604

Net gain (loss) on financial assets/liabilities designated at fair value through profit or loss	(207)	(532)

Total net gain (loss) on financial assets/liabilities at fair value through profit or loss	3,936	3,072

Total net interest revenues and net gain (loss) on financial assets/liabilities at fair value through profit or loss	5,989	4,710

Breakdown by Group Division/CIB product:

Sales & Trading (equity)	1,430	1,090
Sales & Trading (debt and other products)	3,037	2,470
Total Sales & Trading	4,467	3,560

Loan products[1]	172	99

Transaction services	307	262

Remaining products[2]	193	113

Total Corporate and Investment Bank	5,138	4,034

Private Clients and Asset Management	851	761

Corporate Investments	25	(23)

Consolidation & Adjustments	(24)	(61)

Total net interest revenues and net gain (loss) on financial assets/liabilities at fair value through profit or loss	5,989	4,710

1	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

2	Includes net interest revenues and net gain (loss) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.
COMMISSIONS AND FEE INCOME

	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

Commissions and fees from fiduciary activities	909	920

Commissions, broker’s fees, markups on securities underwriting and other securities activities	1,360	1,245

Fees for other customer services	662	650

Total commissions and fee income	2,931	2,815

// 43

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

	Pension Plans		Postretirement medical plans
	Three months ended		Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006

Service cost[1]	69	82	1	2

Interest cost	109	99	2	3

Expected return on plan assets	(109)	(103)	-	–

Amortization of prior service cost (credit)	-	–	-	–

Actuarial loss (gain) recognized	-	–	(1)	–

Settlement/curtailment	-	(1)	-	–

Total defined benefit plans	69	77	2	5

Defined contribution plans	58	53	-	–

Net periodic benefit expense	127	130	2	5

1	Service cost for defined benefit pension plans is inclusive of cost recognized immediately mainly in respect of severance and early retirement agreements in Germany.
In addition employer contributions to the mandatory German state pension scheme amounted to € 37 million in the three months ended March 31, 2007 (€ 35 million in the three months ended March 31, 2006).
The Group expects to contribute approximately € 300 million to its defined benefit pension plans in 2007, with the final contributions being determined in the fourth quarter of 2007.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

IT costs	422	361

Net occupancy, furniture and equipment expenses	329	297

Agency and other professional service fees	268	270

Communication and data services	169	159

Travel and representation expenses	116	102

Payment, clearing and custodian services	109	108

Marketing expenses	88	80

Remaining expenses	439	362

Total general and administrative expenses	1,940	1,739

// INFORMATION ON THE BALANCE SHEET (UNAUDITED)	// 44

Information on the Balance Sheet (unaudited)
FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

in € m.	Mar 31, 2007	Dec 31, 2006

Trading assets:

Debt securities	318,875	295,252

Equity securities	125,478	128,876

Positive market values from derivative financial instruments	384,482	375,218

Other trading assets	84,944	62,854

Total trading assets	913,779	862,200

Financial assets designated at fair value through profit or loss:

Securities purchased under resale agreements	167,772	159,441

Securities borrowed	68,482	62,195

Loans	10,980	6,227

Other financial assets designated at fair value through profit or loss	1,006	982

Total financial assets designated at fair value through profit or loss	248,240	228,845

Total financial assets at fair value through profit or loss	1,162,019	1,091,045

in € m.	Mar 31, 2007	Dec 31, 2006

Trading liabilities:

Debt securities	94,949	90,296

Equity securities	42,988	35,266

Negative market values from derivative financial instruments	400,839	392,060

Other trading liabilities	297	183

Total trading liabilities	539,073	517,805

Financial liabilities designated at fair value through profit or loss:

Securities sold under repurchase agreements	165,458	136,068

Long-term debt	16,204	9,797

Other financial liabilities designated at fair value through profit or loss	2,834	2,623

Total financial liabilities designated at fair value through profit or loss	184,496	148,488

Financial liabilities at fair value through profit or loss	723,569	666,293

FINANCIAL ASSETS AVAILABLE FOR SALE

	Mar 31, 2007				Dec 31, 2006
	Fair value	Gross unrealized holding		Amortized	Fair value	Gross unrealized holding		Amortized
in € m.		gains	losses	cost		gains	losses	cost

Debt securities	23,597	142	158	23,613	24,749	184	161	24,726

Equity securities	8,463	3,857	9	4,615	7,813	3,143	8	4,678

Other equity interests	1,235	133	4	1,106	1,182	146	–	1,036

Loans	1,455	-	8	1,463	1,527	–	12	1,539

Total	34,750	4,132	179	30,797	35,271	3,473	181	31,979

// 45

PROBLEM LOANS

	Mar 31, 2007			Dec 31, 2006
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed

Nonaccrual loans	1,714	1,124	2,838	1,828	1,092	2,920

Loans 90 days or more past due and still accruing	3	125	128	4	181	185

Troubled debt restructurings	84	-	84	109	–	109

Total problem loans	1,802	1,249	3,051	1,941	1,273	3,214

Thereof: IFRS impaired loans	1,523	1,124	2,648	1,625	1,092	2,717

ALLOWANCE FOR CREDIT LOSSES

Allowance for loan losses	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

Balance, beginning of year	1,670	1,832

Provision for loan losses	100	13

Net charge-offs	(95)	(129)
Charge-offs	(163)	(214)
Recoveries	68	86

Allowance related to acquisitions/divestitures	-	–

Foreign currency translation/other	(18)	(19)

Balance, end of period	1,657	1,697

Allowance for off-balance sheet positions	Three months ended
in € m.	Mar 31, 2007	Mar 31, 2006

Balance, beginning of year	256	316

Provision for off-balance sheet positions	(2)	(4)

Allowance related to acquisitions/divestitures	6	–

Foreign currency translation	(1)	(2)

Balance, end of period	259	310

OTHER ASSETS AND OTHER LIABILITIES

in € m.	Mar 31, 2007	Dec 31, 2006

Other assets:

Brokerage and securities related receivables
Cash/margin receivables	27,360	25,258
Receivables from prime brokerage	22,685	26,090
Pending securities transactions past settlement date	9,739	11,109
Receivables from unsettled regular way trades	130,283	51,543
Total brokerage and securities related receivables	190,067	114,000

Accrued interest receivable	6,073	6,127

Other	23,426	18,904

Total other assets	219,566	139,031

// INFORMATION ON THE BALANCE SHEET (UNAUDITED)	// 46

in € m.	Mar 31, 2007	Dec 31, 2006

Other liabilities:

Brokerage and securities related payables
Cash/margin payables	17,540	15,170
Payables from prime brokerage	23,226	29,136
Pending securities transactions past settlement date	11,115	8,347
Payables from unsettled regular way trades	133,937	54,936
Total brokerage and securities related payables	185,818	107,589

Accrued interest payable	5,806	6,148

Other	29,517	30,393

Total other liabilities	221,141	144,130

LONG-TERM DEBT

in € m.	Mar 31, 2007	Dec 31, 2006

Senior debt:
Bonds and notes:	127,595	116,065
Fixed rate	76,526	71,897
Floating rate	51,069	44,168

Subordinated debt:
Bonds and notes:	9,591	10,950
Fixed rate	4,547	4,911
Floating rate	5,044	6,039

Total	137,186	127,015

LIABILITY FOR RESTRUCTURING ACTIVITIES

	BRP restructuring liability established in		Total
in € m.	4th quarter 2005	2006

As of Dec 31, 2006	6	54	60

Additions	–	–	–

Utilization	–	32	32

Releases	1	7	8

As of Mar 31, 2007	5	15	20

SHARES ISSUED AND OUTSTANDING

in millions	Mar 31, 2007	Dec 31, 2006

Shares issued	525.5	524.8

Shares in treasury	22.4	26.1

– thereof buyback	21.6	25.9

– thereof other	0.8	0.2

Shares outstanding	503.1	498.7

// 47

Other Financial Information (unaudited)
CAPITAL ACCORDING TO BIS

in € m.	Mar 31, 2007	Dec 31, 2006

Tier I

Common shares	1,345	1,343

Additional paid-in capital	15,788	15,246

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	15,882	13,631

Noncumulative trust preferred securities	4,481	4,496

Items deducted (inter alia intangible assets)	(12,542)	(11,177)

Total core capital	24,954	23,539

Tier II

Unrealized gains on listed securities (45 % eligible)	1,518	1,235

Other inherent loss allowance	362	359

Cumulative preferred securities	454	759

Subordinated liabilities, if eligible according to BIS	7,490	8,417

Total supplementary capital	9,824	10,770

Total regulatory capital	34,778	34,309

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

in € m., unless stated otherwise	Mar 31, 2007	Dec 31, 2006

BIS risk position[1]	285,393	275,459

BIS core capital ratio (Tier I)	8.7%	8.5%

BIS capital ratio (Tier I + II + III)[2]	12.2%	12.5%

1	Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 12.2 billion and € 11.6 billion at March 31, 2007 and December 31, 2006, respectively.

2	Currently we do not have Tier III capital components.
COMMITMENTS AND CONTINGENT LIABILITIES
The table below summarizes the Group’s commitments to extend credit and guarantees with their contractual amount. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Mar 31, 2007	Dec 31, 2006

Irrevocable commitments to extend credit
For book claims and bills of exchange	128,408	127,699
For guarantees and letters of credit	1,228	1,664
Placement and underwriting commitments	825	1,202

Total irrevocable commitments to extend credit	130,461	130,565

Guarantees and indemnity agreements	40,391	38,473

Total	170,852	169,038

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.

OTHER FINANCIAL INFORMATION (UNAUDITED)	// 48

OTHER CONTINGENCIES
Due to the nature of its business, Deutsche Bank Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business, including as specifically described below. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group’s litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position. In respect of each of the matters specifically described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claim in excess of its provisions are either not material or not estimable.
ENRON LITIGATION. Deutsche Bank AG and certain of its affiliates are collectively involved in a number of lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (“Enron”). These lawsuits include a class action brought on behalf of shareholders of Enron, captioned Newby v. Enron Corp., which purported to allege claims against, among others, Deutsche Bank AG and certain of its affiliates under federal securities laws. On June 5, 2006, the court dismissed all of the claims in the Newby action against Deutsche Bank AG and its affiliates. On June 21, 2006, the lead plaintiff in Newby filed a motion requesting the court to reconsider the dismissal of Deutsche Bank AG and its affiliates from Newby. On February 8, 2007, the court denied the lead plaintiffs motion for reconsideration.
Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this proceeding, Enron seeks damages from the Deutsche Bank entities under various common law theories, seeks to avoid certain transfers to the Deutsche Bank entities as preferential or fraudulent, and seeks to subordinate certain of the claims made by the Deutsche Bank entities in the Enron bankruptcy.
In addition to Newby and the adversary proceeding described above, there are individual actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank AG and certain of its affiliates.
TAX-RELATED PRODUCTS. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customers class. No litigation class has been certified as against Deutsche Bank. Approximately 56 legal proceedings have been resolved

// 49

and dismissed with prejudice as against Deutsche Bank. Approximately 30 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is on-going.
KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by the PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Kirch personally and by the group holding company, TaurusHolding GmbH & Co. KG, were dismissed. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch would have to file a new lawsuit; in such proceedings he would have to prove that the statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. We received a letter claiming damage in the amount of € 1.4 billion plus interest. In this letter the causality in respect of the basis and scope of the claimed damages was not substantiated.
In 2003 Dr. Kirch instituted legal action in the Supreme Court of the State of New York in which he seeks the award of compensatory and punitive damages based upon Dr. Breuer’s interview. Upon introduction of additional plaintiffs and referral to the U.S. District Court for the Southern District of New York, the case was dismissed on September 24, 2004. The plaintiffs appealed this decision. On June 5, 2006, the U.S. Court of Appeals for the Second Circuit partly confirmed the dismissal of the claims and otherwise remanded the case to the court of first instance to decide for the remaining claims whether New York was an inconvenient forum or whether they have already been decided. Thereafter, the U.S. District Court for the Southern District of New York dismissed the case on the basis that New York was an inconvenient forum. The dismissal has become final.
On December 31, 2005 the KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. The KGL Pool GmbH is also a plaintiff in the above mentioned case in the U.S. and seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. We received a letter claiming damages in the amount of € 2 billion plus interest. In this letter the causality in respect of the basis and scope of the claimed damages was not substantiated.

// OTHER FINANCIAL INFORMATION (UNAUDITED)	// 50

PHILIPP HOLZMANN AG. Philipp Holzmann AG (“Holzmann”) was a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG’s Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. The restructuring package amounted to about € 1.6 billion, of which Deutsche Bank’s participation was € 547 million. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank that they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. Although Deutsche Bank is in ongoing discussions, several parties have filed lawsuits against it.
The administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments (including interest) of € 77 million received by Deutsche Bank in respect of a loan extended to imbau until 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages of € 53 million because of its allegedly unlawful support of Holzmann’s 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking compensation for alleged damages of € 187 million against Deutsche Bank alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

// 51

BUSINESS COMBINATIONS
BERLINER BANK
Effective as of January 1, 2007, the Group completed the acquisition of Berliner Bank. The cost of the acquisition consisted of a cash consideration of € 681 million and € 1 million cost directly attributable to the acquisition. The purchase price allocation, based on provisional values as of March 31, 2007, resulted in goodwill of € 514 million, other intangible assets of € 45 million and net tangible assets of € 123 million. Due to this acquisition, total assets of the Group increased by approximately € 6 billion. Berliner Bank was included in PBC.
MORTGAGEIT HOLDINGS, INC.
On January 2, 2007, the Group completed the acquisition of MortgageIT Holdings, Inc. All outstanding shares of MortgageIT Holdings, Inc. were acquired for a total cash consideration of € 326 million. The cost directly attributable to the acquisition was € 1 million. As of March 31, 2007, based on provisional values, net tangible assets of € 179 million and goodwill of € 148 million were recorded for this business combination. Total assets of the Group increased by approximately € 4 billion due to this acquisition. MortgageIT Holdings, Inc. was included in our Residential Mortgage Backed Securities group in CB&S.
RELATED PARTY TRANSACTIONS
As stated in our Financial Report 2006 on pages 208 through 210 and in our 2006 SEC Form 20-F on pages 112 through 114 we have business relationships with a number of related parties. Our transactions with these companies are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These transactions did not involve more than the normal risk of collectibility or present other unfavorable features. None of these transactions is or was material to the Group.
The transition to IFRS had no material impact on related party transactions. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. Pension funds may hold or trade Deutsche Bank shares or securities. Transactions with these plans are not material for the Group.

// RECONCILIATION FROM U.S. GAAP TO IFRS (unaudited)	// 52
Reconciliation from U.S. GAAP to IFRS (unaudited)
MAIN POLICY DIFFERENCES BETWEEN U.S. GAAP AND IFRS
The main differences between the Group’s U.S. accounting policies and IFRS accounting policies are summarized below by accounting topic.

U.S. GAAP	IFRS

CONSOLIDATION (A)

Three models are used to assess consolidation status: voting rights, variable interest entities (“VIEs”) and Qualifying Special Purpose Entity (“QSPE”).	For operating companies, ownership of the majority of voting rights, either directly or indirectly, leads to consolidation. Potential voting rights are considered.

Voting rights: Ownership of a majority voting interest (of over 50%), directly or indirectly, of voting shares leads to consolidation, unless control does not rest with the majority owners.	An SPE is consolidated by the Group where it is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group and/or the Group holding the majority of the risks and rewards of the SPE.

VIEs: VIEs are consolidated by the interest holder that is exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.	There is no concept of a QSPE under IFRS.

QSPE: A special purpose entity (“SPE”) that qualifies as a QSPE is not consolidated.

LOAN ORIGINATION COSTS (B)

Certain costs of the credit risk management function, for example, the costs of evaluating a prospective borrower’s financial condition, identified using a per unit cost calculation, are deemed directly attributable, but not incremental, to the origination of the loan and deferred.
Only those costs which are directly attributable and incremental to the origination of a loan are included in the calculation of the effective yield.

FAIR VALUE OPTION (C)

At the time of the transition to IFRS, the fair value option available in U.S. GAAP was not adopted by the Group.	Financial assets and financial liabilities may be designated as at fair value through profit or loss (the fair value option) on initial recognition /on transition to IFRS where;

—    A measurement or recognition inconsistency (accounting mismatch) is significantly reduced that would otherwise arise from measuring financial assets or liabilities or recognizing the gains and losses on them on different bases;

— They are managed and their performance evaluated on a fair value basis with a documented risk management or investment strategy and reported to key management personnel on that basis; or

— They contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Transaction costs in relation to financial assets and financial liabilities designated as at fair value through profit or loss are recognized in the income statement at inception.

The decision to classify financial assets or financial liabilities under the fair value option is irrevocable.

// 53

U.S. GAAP	IFRS

EQUITY METHOD INVESTMENTS (3-20 % INTERESTS IN LIMITED LIABILITY PARTNERSHIPS AND SIMILAR ENTITIES) (D)

There is specific accounting guidance on limited partnerships and entities of similar nature. A 3% — 20 % or more interest is required to be accounted for under the equity method of accounting as it is deemed to represent an ‘other than minor influence’.
There is no specific guidance on accounting for limited partnerships and similar entities; significant influence is usually demonstrated by a holding of 20-50% of voting rights.

DEFINITION OF A DERIVATIVE (E)

Derivative contracts must have a mechanism to settle net or be readily convertible to cash to be accounted for as derivatives	Derivative contracts are not required to have a mechanism to settle net to be classified as derivatives under IFRS.

LOANS HELD FOR SALE RECLASSIFIED TO TRADING (F)

Loans held for sale are held at lower of cost or market value. Loan origination fees are recognized upon disposal of the loan.	There is no ‘loans held for sale’ classification. Loans with the intention to sell in the near term are classified as trading.

Temporary impairment on loans held for sale under U.S. GAAP is taken through the income statement.

FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE (G)

EQUITY INVESTMENTS

Equity investments that do not have a readily determinable fair value and other non-securitized equity interests are classified as other investments (included within other assets) and carried at cost, less any other than temporary impairment.
Non-marketable equity investments and other non-securitized equity interests are classified as financial assets available for sale where the fair value can be reliably measured.

AVAILABLE-FOR-SALE SECURITIES — TREATMENT OF FX

Changes in the fair value of available for sale debt securities arising from changes in foreign exchange rates are recorded in accumulated other comprehensive income and transferred to income on disposal of the security.
Changes in the fair value of debt instruments classified as available for sale due to changes in foreign exchange rates are reflected in the income statement.

IMPAIRMENT OF ASSETS AVAILABLE FOR SALE

Impairments on available for sale debt securities cannot be subsequently reversed if they are no longer considered to be impaired.	Impairments on debt instruments classified as available for sale should be reversed if, in a subsequent period, the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement.

INVESTMENT WITH A SALE RESTRICTION

When an investment with a sale restriction is held by an entity that is regulated in the U.S. as a broker-dealer then it is carried at fair value with changes through the income statement.	Investments with a restriction on sale are classified as financial assets available for sale with changes through equity.

// RECONCILIATION FROM U.S. GAAP TO IFRS (unaudited)	// 54

U.S. GAAP	IFRS

FINANCIAL ASSET DERECOGNITION (H)

Derecognition of financial assets is primarily based on control.	Derecognition is based on risks and rewards, control is only considered when substantially all risks and rewards have been neither transferred nor retained.

The relationship between true sale analysis and consolidation generally is that derecognition is considered first and then consolidation.	The consolidated group has to be determined prior to applying the derecognition criteria.

Special rules apply to accounting for repurchase and reverse repurchase agreements — a collateralization close to 100 % is required to preserve financing accounting.	A partial derecognition of transferred financial assets may occur where the Group has a continuing involvement in them.

REAL ESTATE & LEASING (I)

GAINS ON SALE AND LEASE BACK

Gains arising from a sale and operating leaseback transaction are deferred and amortized over the period of the operating lease.	Gains arising from a sale and operating leaseback transaction are recognized immediately in profit or loss provided that the transaction has been entered into at fair value.

IMPAIRMENT OF INVESTMENT PROPERTIES

The assessment as to whether an investment property is impaired is calculated by assessing the undiscounted expected future cash flows arising from the property.	The assessment of impairment is performed on a net present value basis, applying a discounting factor to the expected future cash flows.

SHARE-BASED COMPENSATION (J)

SHARE AWARDS – ‘EARLY RETIREMENT’

Where plan rules allow staff of a certain age and/or service period to retain their awards on leaving, the expense is fully accelerated at the date the employee becomes eligible for early retirement. Early retirement rules are applied prospectively for awards granted after January 1, 2006.
Early retirement rules (accelerated amortization) are applied to all awards granted after November 7, 2002.

SHARE AWARDS – FORFEITURES

Amortization of the total number of shares expected to vest over the service period (net of expected forfeitures) is required. Forfeitures are no longer accounted for on an actual basis from January 1, 2006.
The rules relating to expected forfeitures apply to all share awards granted after November 7, 2002.

// 55

U.S. GAAP	IFRS

PENSIONS (K)

PENSIONS – ACCUMULATED ACTUARIAL GAINS AND LOSSES

From December 31, 2006, any unrecognized gains/losses at year end are reported as part of accumulated other comprehensive income (“OCI”).	On transition the Group recognized all cumulative actuarial gains and losses in shareholders’ equity in accordance with the transitional provisions of IFRS 1.

The Group uses the corridor method whereby actuarial gains and losses exceeding 10% of the greater of plan assets and plan liabilities are recognized in profit or loss in equal amounts over the remaining service lives of current employees.
Going forward, the corridor approach will be used for actuarial gains and losses.

PENSIONS – LONG-TERM EMPLOYEE BENEFITS

No specific valuation rules apply.	Long-Term Employee Benefits are required to be valued using actuarial methods.

DERIVATIVES ON DEUTSCHE BANK SHARES (L)

Derivatives indexed to Deutsche Bank shares which are physically settled are classified as derivatives.	Derivatives indexed to Deutsche Bank shares which are physically settled are classified as equity instruments. For the physically settled written put options on Deutsche Bank shares the present value of the redemption amount is recorded as a liability. The liability is accreted over the life of the options to the redemption amounts recognizing interest expense in accordance with the effective interest rate method.

TAX (O)

DEFERRED TAX ON SHARE-BASED COMPENSATION

If a jurisdiction allows a tax deduction for expenses relating to share-based compensation the permissible amount for the tax deduction might differ from the cumulative remuneration expense recognized in the income statement and/or the deduction might be allowed in a later period, e.g. with delivery of the shares.

The difference between the tax deductible amount of compensation expense and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be recognized only at delivery of the shares to the employees. Benefits are recorded in APIC, shortfalls are recognized through the income statement.
In addition to the recognition of excess tax benefits/shortfalls in taxes when shares are delivered the difference between the expected future tax deduction for share awards outstanding and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be (i) estimated based on the current share price and (ii) recognized at any reporting date.

Any credit to APIC is conditional upon the tax paying position of the respective entity/tax group.	As IFRS allows for recognition of the expected future tax deduction a credit to APIC would be disallowed only if it is expected that the entity will not be in the position to make use of the excess tax deduction.

Shortfalls can be offset against excess tax benefits recognized in the same accounting period and in prior accounting periods.	Possibilities to off-set shortfalls against excess tax benefits are limited.

DEFERRED TAXES AND TAX REVERSAL ON AVAILABLE FOR SALE SECURITIES

The impact of changes in tax rate/tax law are included in income from continuing operation even if the original deferred taxes have been recognized in equity.	Tax rate/tax law changes are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law/tax rates is recorded in equity as well.
The tables below show reconciliations from U.S. GAAP to IFRS for the income statement of the first quarter 2006 and the balance sheet as at end of March 2006. For reconciliations of further comparative periods please refer to the Transition Report which was published on April 19, 2007.

// 56
// RECONCILIATION FROM U.S. GAAP TO IFRS (unaudited)
INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS
U.S. GAAP/IFRS RECONCILIATIONS

Consolidated Statement of Income	U.S. GAAP	Re-	Revaluation
		classi-	Consolida-	Loan	Fair value	Equity	Definition
		fication	tion	origination	option	method	of a deriva-
				costs		invest-	tive
						ments

in € m.			(A)	(B)	(C)	(D)	(E)
Three months ended Mar 31, 2006

Interest revenues	12,485	5	405	22	–	3	–

Interest expense	10,881	12	412	–	–	–	1

Net interest revenues	1,604	(7)	(7)	22	–	3	(1)

Provision for loan losses	10	(10)

Net interest revenues after provision for loan losses	1,594	(1,594)

Provision for credit losses		1	(2)	–	–	–	–

Net interest revenues after provision for credit losses		1,596	(5)	22	–	3	(1)

Commissions and fees from fiduciary activities	937	(937)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	1,286	(1,286)

Fees for other customer services	656	(656)

Commissions and fee income		2,825	(22)	–	–	–	–

Trading revenues, net	2,970	(2,970)

Net gain (loss) on financial assets/liabilities at fair value through profit or loss		3,116	19	–	17	(1)	(8)

Net gains on securities available for sale	42	(42)

Net gain (loss) on financial assets available for sale		84	1	–	–	–	–

Net income (loss) from equity method investments	271	(1)	(1)	–	–	(6)	–

Other revenues	224	(122)	24	2	1	–	–

Total noninterest revenues	6,386	10	21	2	18	(7)	(8)

Compensation and benefits	3,624	–	–	40	–	–	–

Net occupancy expense of premises	250	(250)

Furniture and equipment	42	(42)

IT costs	373	(373)

Agency and other professional service fees	271	(271)

Communication and data services	158	(158)

Other expenses	615	(615)

General and administrative expenses		1,707	18	1	–	–	–

Impairment of intangible assets	–	–	–	–	–	–	–

Restructuring activities	42	–	–	–	–	–	–

Total noninterest expenses	5,375	(1)	18	41	–	–	–

Income before income tax expense	2,605	13	(2)	(17)	18	(4)	(9)

Income tax expense	941	–	5

Reversal of 1999/2000 credits for tax rate changes	–	–	–

Cumulative effect of accounting changes, net of tax	46	–	–	–	–	–	–

Net income	1,710	13	(8)

Net income attributable to minority interest	–	13	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	1,710	–	(8)	(17)	18	(4)	(9)

// 57

by accounting topic											IFRS
Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
held for	assets	asset	estate &	based		tives on	transla-			revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion			ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

–	–	11	–	–	–	–	–	7	21	469	12,959

–	–	7	–	–	–	9	–	–	–	428	11,321

–	–	4	–	–	–	(9)	–	7	21	41	1,638

–	3	–	–	–	–	–	–	7	–	8	9

–	(3)	4	–	–	–	(9)	–	–	21	33	1,629

12	–	–	–	–	–	–	–	–	–	(10)	2,815

(12)	7	(24)	–	–	–	(43)	–	2	–	(44)	3,072

–	–	–	–	–	–	–	–	–	–	1	85

–	–	1	–	–	–	–	1	3	–	(2)	268

–	(25)	30	–	–	–	–	–	–	–	33	135

–	(17)	6	–	–	–	(43)	1	5	–	(21)	6,375

–	–	–	–	(26)	(16)	–	–	–	–	(2)	3,622

–	–	11	3	–	–	–	–	–	–	32	1,739

–	–	–	–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–	–	–	42

–	–	11	3	(26)	(16)	–	–	–	–	29	5,403

–	(19)	–	(2)	26	16	(52)	1	5	21	(17)	2,601

									5	11	952

									–	–	–

–	–	–	–	(68)	(8)	–	–	–	30	(46)	–

									46	(74)	1,649

–	–	–	–	–	–	–	–	–	–	–	13

–	(19)	–	(2)	(42)	8	(52)	1	5	46	(74)	1,636

// RECONCILIATION FROM U.S. GAAP TO IFRS (UNAUDITED)	// 58

Consolidated Balance Sheet	U.S. GAAP	Gross up	Reclassi-	Revaluation
			fication	Consolid-	Loan	Fair value	Equity	Definition
				ation	origination	option	method	of a deriva-
					costs		invest-	tive
							ments
in € m.				(A)	(B)	(C)	(D)	(E)

Balance at Mar 31, 2006

Cash and due from banks	6,931	–	–	(7)	–	–	–	–

Interest-earning deposits with banks	15,893	–	–	304	–	–	–	–

Central bank funds sold and securities purchased under resale agreements	118,288	30,749	(136,662)	–	–	–	–	–

Securities borrowed	111,638	10,531	(54,078)	–	–	–	–	–

Trading assets	471,554		(471,554)

Financial assets at fair value through profit or loss		313,310	690,065	11,923	–	(64)	–	7

Securities available for sale	22,881		(22,881)

Financial assets available for sale		7	25,087	10,829	–	–	60	–

Other investments	4,492		(4,492)

Equity method investments		–	2,534	(84)	–	–	9	–

Loans	156,638	–	(1,224)	13,575	(276)	–	–	–

Premises and equipment	4,924	(177)	(1,719)	42	–	–	–	–

Goodwill	7,051		(7,051)

Other intangible assets, net	1,180		(1,180)

Intangible assets		26	8,321	1	–	–	–	–

Other assets	113,050	114,222	(30,813)	195	(7)	–	–	–

Income tax assets		–	5,647	115	–	–	–	–

Total assets	1,034,520	468,669	–	36,892	(284)	(64)	69	7

Deposits	373,928	–	(1,531)	(1,171)	–	–	–	–

Central bank funds purchased and securities sold under repurchase agreements	181,639	41,280	(115,273)	–	–	–	–	–

Securities loaned	9,406	–	(634)	–	–	–	–	–

Trading liabilities	210,239		(210,239)

Financial liabilities at fair value through profit or loss		313,458	341,938	167	–	209	–	44

Other short-term borrowings	18,381	–	23	26,165	–	–	–	–

Other liabilities	88,521	113,931	(11,481)	973	(7)	–	–	1

Provisions		–	1,956	–	–	(2)	–	–

Income tax liabilities		–	7,791	204	–	–	–	–

Long-term debt	117,326	–	(12,488)	5,398	–	–	–	–

Trust preferred securities	–	–	(690)	5,215	–	–	–	–

Obligation to purchase common shares	4,319	–	–	–	–	–	–	–

Total liabilities	1,003,759	468,669	(628)	36,952	(7)	207	–	45

Common shares, no par value, nominal value of €2.56	1,325	–	–	–	–	–	–	–

Additional paid-in capital	14,186	–	–	–	–	–	–	–

Retained earnings	21,822	–	–	(114)	(277)	(283)	9	(39)

Common shares in treasury, at cost	(1,022)	–	–	–	–	–	–	–

Equity classified as obligation to purchase common shares	(4,319)	–	–	–	–	–	–	–

Accumulated other comprehensive income (loss)	(1,231)		1,231

Net gains (losses) not recognized in the income statement, net of tax		–	(1,231)	55	–	11	61	–

Total shareholders’ equity	30,761	–	(1)	(59)	(277)	(272)	69	(39)

Minority interest	–	–	629	–	–	–	–	–

Total equity	30,761	–	628	(59)	(277)	(272)	69	(39)

Total liabilities and equity	1,034,520	468,669	–	36,892	(284)	(64)	69	7

// 59

by accounting topic											IFRS
Loans held	Financial	Financial	Real estate	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
for sale re-	assets	asset	& leasing	based		tives on	translation			revalu-
classified	available	derecogni-		compen-		Deutsche	adjust-			ation
to trading	for sale	tion		sation		Bank	ments
						shares
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

–	–	–	–	–	–	–	–	–	–	(6)	6,925

–	–	–	–	–	–	–	–	–	–	304	16,197

–	–	–	–	–	–	–	–	–	–	–	12,375

–	–	–	–	–	–	–	–	–	–	1	68,092

43	–	1,869	–	–	–	(510)	–	14	–	13,281	1,016,656

–	241	–	–	–	–	–	–	1	–	11,131	36,225

–	–	–	–	–	–	–	–	–	–	(75)	2,459

–	(3)	1,378	–	–	–	–	–	–	(45)	14,629	170,043

–	–	–	–	–	–	–	1	–	–	43	3,071

–	–	–	–	–	–	–	–	–	–	1	8,348

–	–	(586)	(74)	–	(864)	–	–	–	–	(1,338)	195,121

–	–	–	–	–	–	–	–	–	955	1,070	6,717

43	238	2,661	(74)	–	(865)	(510)	1	15	910	39,040	1,542,229

–	–	4,763	–	–	–	–	–	–	–	3,592	375,989

–	–	–	–	–	–	–	–	–	–	–	107,646

–	–	(153)	–	–	–	–	–	–	–	(153)	8,619

–	–	(875)	–	–	–	(343)	–	–	–	(796)	654,600

–	–	(100)	–	–	–	–	–	–	–	26,064	44,468

(3)	(15)	299	(133)	53	143	–	–	3	–	1,313	192,284

–	3	–	–	–	–	–	–	–	–	1	1,957

–	–	–	–	–	–	–	–	–	(350)	(146)	7,645

–	–	(1,232)	–	–	–	(2)	–	–	–	4,165	109,003

–	–	–	–	–	–	–	–	–	–	5,215	4,525

–	–	–	–	–	–	1,166	–	–	–	1,166	5,485

(3)	(12)	2,701	(133)	53	143	821	–	3	(350)	40,421	1,512,221

–	–	–	–	–	–	–	–	–	–	–	1,325

–	–	–	–	532	–	(110)	–	–	396	818	15,004

46	(30)	(39)	59	(585)	(1,021)	(66)	(1,370)	12	(1,237)	(4,935)	16,888

–	–	–	–	–	–	–	–	–	–	–	(1,022)

–	–	–	–	–	–	(1,156)	–	–	–	(1,156)	(5,475)

–	279	–	–	–	13	–	1,370	–	2,101	3,891	2,659

46	250	(39)	59	(53)	(1,007)	(1,331)	1	12	1,260	(1,381)	29,379

–	–	–	–	–	–	–	–	–	–	–	629

46	250	(39)	59	(53)	(1,007)	(1,331)	1	12	1,260	(1,381)	30,008

43	238	2,661	(74)	–	(865)	(510)	1	15	910	39,040	1,542,229

// OTHER INFORMATION	// 60
Other Information
VALUE-AT-RISK OF TRADING UNITS1, 2

	Total		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Average[3]	77.5	69.5	51.4	51.0	52.6	41.7	12.3	14.1	11.2	11.8

Maximum[3]	86.2	82.0	59.9	66.1	60.6	60.2	19.3	46.2	18.0	25.0

Minimum[3]	66.5	58.3	42.7	42.1	48.4	31.4	5.9	4.5	5.7	5.2

Period-end[4]	76.2	76.9	49.8	50.3	52.5	53.0	14.6	12.2	9.5	5.4

1	All figures for 1-day holding period; 99 % confidence level.

2	Value-at-risk is not additive due to correlation effects.

3	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2007 and the year 2006, respectively.

4	Figures for 2006 as of December 31, 2006; figures for 2007 as of March 31, 2007.

TARGET DEFINITION
Target definition excludes significant gains (such as gains from the sale of industrial holdings or businesses) or charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of our core businesses. All our targets will be tracked on this basis.
PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY (TARGET DEFINITION)

	Three months ended		Change
in € m.	Mar 31, 2007	Mar 31, 2006

Reported income before income taxes (IBIT)	3,163	2,601	22%

Less minority interest	(11)	(13)	(16)%

IBIT attributable to Deutsche Bank shareholders	3,153	2,587	22%

Add (deduct):
Significant gains (net of related expenses)	(252)[1]	(131)[2]	92%
Significant charges	–	–	N/M

IBIT attributable to the Deutsche Bank shareholders (target definition)	2,901	2,456	18%

Average shareholders’ equity	34,194	28,981	18%

Add (deduct):
Average unrealized gains on financial assets available for sale/average fair value adjustments on cash flow hedges, net of applicable tax	(3,435)	(2,839)	21%
Average dividend accruals	(2,500)	(1,605)	56%

Average active equity	28,259	24,537	15%

Pre-tax return on average shareholders’ equity	36.9%	35.7%	1.2 ppt

Pre-tax return on average active equity	44.6%	42.2%	2.4 ppt

Pre-tax return on average active equity (target definition)	41.1%	40.0%	1.1 ppt

N/M – Not meaningful

1
Gains from the sale of industrial holdings (Fiat S.p.A.) of € 128 million and income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million.

2	Gain from the sale of the bank’s remaining holding in EUROHYPO of € 131 million.
AVERAGE ACTIVE EQUITY: We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which we adjust the average shareholders’ equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting.

// 61

PRE-TAX RETURN ON AVERAGE SHAREHOLDERS’ EQUITY: Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average shareholders’ equity.
PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY: Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average active equity.
PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY (TARGET DEFINITION): Income before income tax expense attributable to Deutsche Bank shareholders according to target definition (annualized), which is defined as pre-tax income less significant gains and charges, as a percentage of average active equity.
DILUTED EARNINGS PER SHARE (TARGET DEFINITION)

	Three months ended		Change
in € m.	Mar 31, 2007	Mar 31, 2006

Net income attributable to Deutsche Bank shareholders	2,121	1,636	30%

Add (deduct):
Post-tax effect of significant gains/charges	(197)[1]	(131)[2]	50%
Significant tax effects	—	–	N/M

Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	1,924	1,505	28%

Diluted earnings per share	€ 4.28	€ 3.11	38%

Diluted earnings per share (target definition)	€ 3.88	€ 2.87	35%

N/M – Not meaningful

1
Gains from the sale of industrial holdings (Fiat S.p.A.) of € 126 million and income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 125 million, net of related goodwill impairment charge of € 54 million.

2	Gain from the sale of the bank’s remaining holding in EUROHYPO of € 131 million.
DILUTED EARNINGS PER SHARE: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income less minority interest, after assumed conversions, divided by weighted average of diluted shares outstanding.
DILUTED EARNINGS PER SHARE (TARGET DEFINITION): Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS), which is defined as net income less minority interest, post-tax effect of significant gains/charges and significant tax effects, after assumed conversions, divided by weighted average of diluted shares outstanding.

// IMPRESSUM	// 62
Impressum

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com
Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com
The Interim Report on the Internet:
www.deutsche-bank.com/1Q2007
Cautionary statements
The information provided herein does not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore it may be subject to adjustments based on the preparation of the full set of financial statements for 2007. The segment information is based on IFRS 8: “Operating Segments”. IFRS 8, whilst approved by the International Accounting Standards Board (IASB), has yet to be endorsed by the European Union.
This report also contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 27 March 2007 on pages 9 through 15 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.